SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                    FILING NO. 1 FOR THE MONTH OF AUGUST 2007

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

On August 7, 2007, the Industrial Development Bank of Israel Limited ("Registrant") issued an Immediate Report giving notice that on August 5, 2007, the Tel Aviv-Yafo District Court rendered its decision denying the originating motion filed by the Bank against the Minister of Finance and various financial entities, in which the Bank requested a declaratory ruling from the Court that the interest on the perpetual deposits of the Bank with the Ministry of Finance in connection with the Bank's preferred shares accrue to the benefit of the Bank, even when the Bank does not distribute a dividend for these preferred shares.

The Bank is examining the decision and its ramifications. As stated in the Bank's periodic financial statements, the Bank's Board of Directors expressed its basic position that if it is ruled that the interest for the perpetual deposits does not accrue for the benefit of the Bank, it will reconsider its position regarding the renewal of the distribution of the dividend, subject to the legal and regulatory restrictions placed on the Bank in this matter, including the requirement of receiving approvals and the amendment of the Bank's by-laws.

A translation of the Immediate Report is included as Exhibit 1 to this Form 6-K.

                           FORWARD-LOOKING STATEMENTS

This report on Form 6-K, including the Immediate Report issued by the Registrant (a copy of which is included in this report on Form 6-K as Exhibit 1, contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K and the Immediate Report are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the Immediate Report include, but are not limited to, the following: general economic and business conditions; the continued availability of our line of credit from the Bank of Israel; the government's and/or the Bank of Israel's resolutions regarding our future operations and the government's resolutions regarding the future disposal of our assets and liabilities; the impact of our run-off plan on our operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees during the run-off period. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the Immediate Report are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2006 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     INDUSTRIAL DEVELOPMENT BANK
                                                     OF ISRAEL LIMITED

Date: August 8, 2007                                 By: /s/ Michael Waezager
                                                     ------------------------
                                                     Michael Warzager
                                                     General Counsel

                                                     By: /s/ Natan Atlas
                                                     -------------------
                                                     Natan Atlas
                                                     General Secretary